Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 NOV 21 AM 11:50

SUPPL

LETTER FOR MAINTENANCE OF EXEMPTION

21 November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

02060333

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the disposal of subsidiaries of the Group released on 21 November 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Ref : c\harddisk\Sc1.lwp

Form Version 2.0

General Announcement

Submitted by S DARBY on 21-11-2002 05:17:34 PM
Reference No SD-021017-1212C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Disposal of Subsidiary Companies

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary company, Sime Malaysia Region Berhad has, on 21st November 2002, disposed of its entire shareholding in the following companies to Extra Vantage Sdn Bhd for a total cash consideration of RM696,001:-

(a) 255,000 ordinary shares of RM1.00 each representing 51% of the issued and paid-up capital of Sime Darby Duty Free Sdn Bhd, which holds 100% of the issued and paid-up capital of Langkawi Duty Free (M) Sdn Bhd;
(b) 60,000 ordinary shares of RM1.00 each representing 60% of the issued and paid-up capital of Sime Seaport Duty Free Sdn Bhd; and
(c) 2 ordinary shares of RM1.00 each representing 100% of the issued and paid-up capital of Labuan Duty Free (M) Sdn Bhd.

(hereinafter referred to as "the Duty Free Group").

The sale consideration for the Duty Free Group, which is engaged in the retail trade of duty free consumer products, was arrived at on a willing buyer-willing seller basis. As a result of the disposal, the abovementioned companies in the Duty Free Group have ceased to be subsidiaries of Sime Darby.

The above disposal of shares in the companies in the Duty Free Group is not expected to have any material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said disposal of shares.

This announcement is dated 21st November 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: